UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

WIRELESS XCESSORIES GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	13-3835420
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
1840 County Line Road, Huntingdon Valley, Pennsylvania	19006
(Address of principal executive offices)	(Zip code)
Registrant’s telephone number, including area code: (215) 322-4600
Securities to be registered pursuant to Section 12(g) of the Act: None

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:
None	N/A
Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, Par Value $.001 per Share
(Title of class)
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Accelerated filer ☐ Smaller reporting company ☑

Explanatory Note
In 2008, as part of our efforts to conserve cash and improve profitability, we filed a Form 15 voluntarily terminating the registration of our common stock under Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”), thereby terminating our obligation to file reports under the Exchange Act. Our board of directors has determined to file this registration on Form 10 to re-register our common stock under the Exchange Act which will obligate us, our directors and significant shareholders to comply with the reporting provisions of the Exchange Act.

i

We are an Emerging Growth Company
As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:
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  a requirement to have only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure; and
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  an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.
We may take advantage of these provisions until the end of the fiscal year ending after the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company and if we do, the information that we provide stockholders may be different than you might get from other public companies in which you hold equity. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our shares of common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.
The JOBS Act permits an “emerging growth company” like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies.
Cautionary Note Regarding Forward-Looking Statements
This registration statement contains forward-looking statements. Certain of the matters discussed herein concerning, among other items, our operations, cash flows, financial position and economic performance including, in particular, future sales, product demand, competition and the effect of economic conditions, include forward-looking statements.
Forward-looking statements are predictive in nature and can be identified by the fact that they do not relate strictly to historical or current facts and generally include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” and similar expressions. Although we believe that these statements are based upon reasonable assumptions, including projections of orders, sales, operating margins, earnings, cash flow, research and development costs, working capital, capital expenditures, distribution channels, profitability, new products, adequacy of funds from operations, and general economic conditions, these statements and other projections contained herein expressing opinions about future outcomes and non-historical information, are subject to uncertainties and, therefore, there is no assurance that the outcomes expressed in these statements will be achieved.
Investors are cautioned that forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from the expectations expressed in forward-looking statements contained herein. Given these uncertainties, you should not place any reliance on these forward-looking statements which speak only as of the date hereof. See “Risk factors” for a discussion of factors that could cause our actual results to differ from those expressed or implied by forward-looking statements.
We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. You are advised, however, to consult any additional disclosures we make in our reports filed with the Securities and Exchange Commission (“SEC”).
ii

ITEM 1 — BUSINESS
Introduction
Wireless Xcessories Group is a leading provider of cell phone accessories to dealers, distributors, retailers, agents and airtime carriers throughout the United States and Canada. We have created a variety of product lines, totaling over 4,000 items designed to appeal to the widest possible spectrum of wholesale buyers.
In addition to our products, we support our customers with a wide assortment of value added services, including customized retail packaging, vendor managed inventory program, displays, posters, marketing, and sales training materials, and free e-commerce websites.
Our cell phone accessory business was started in 1996 when we acquired Advanced Fox Antenna, and our product line has increased steadily since then as handheld cell phones have grown in popularity. In March 2000, we changed our name to Wireless Xcessories Group, Inc. Our headquarters are located at 1840 County Line Road, Huntingdon Valley, Pennsylvania 19006.
We are a leading distributor of accessories to independent wireless dealers in the United States. Our corporate website address is Wirexgroup.com. Some of our other operating websites are:
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  wirexgroup.com
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  store.wirexgroup.com
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  phonesheet.wirexgroup.com
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  yourXcessoryStore.com
Products and Services
We purchase approximately two-thirds of our products from domestic sources which are primarily brand name products. The balance of our products, which are primarily after market, are manufactured in China, Hong Kong and Taiwan.
We distribute brand name products such as OtterBox, Trident, Ballistic, Plantronics, Jabra, Body Glove, Samsung and Motorola. Our product lines are sold along with comprehensive sales and marketing programs, and a series of value added services designed to separate and distinguish us in the minds of wireless resellers.
These services are offered free of charge:
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  Airtime carrier phone and accessories compatible charts
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  E-mail blast management programs
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  Customized retail packaging
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  Sales training materials
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  In store displays and posters
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  Private label e-commerce websites that allow customers to offer our full product line to their end users
We offer an on-line ordering option to our customers which permits them to view our current inventory along with our next receive date if an item is out of stock.
Customers
Our customer base consists of more than 3,000 independent dealers from a one-location mall kiosk to multi-store retail franchisers covering 250 locations and more. In addition, we sell to some of the largest distributors of cell phones, computers, and infrastructure products. These distributors in turn resell to airtime carriers, mass retailers, and prepaid phone distributors. In 2012 three customers accounted for 18%, 13% and 11%, and in 2011 one customer accounted for 17% of net sales, respectively. No other customers in either 2012 or 2011 accounted for more than 10% of net sales.

Business Model
The wireless phone industry is characterized by the continuous and frequent introduction of new model handsets with design changes, new operating features, and enhancements that limit the ability of all but a few of our competitors to compete with the range of accessories we offer, especially by having them available for purchase soon after the phone manufacturers introduce their new models.
We offer our resellers three full product lines which provide low, middle and premium price point choices for end users to purchase.
In addition to being quick to market on accessories for new phones, it is necessary to have inventory for some handsets for 1 to 2 years because of their continuing popularity in certain parts of the country that do not follow the latest fashion trends.
Because of the rapid pace of new handset introductions, retail sales people find it hard to keep current on which accessories are compatible among various brands and models. We help solve this problem by making available a monthly chart of phone and accessory compatibilities to our customers who are agents of Verizon, Sprint/Nextel, T-Mobile, AT&T, U.S Cellular, Metro PCS, Cricket and other second and third tier carriers.
Management Discussion of Factors That Have Affected Our Sales Growth
In 2011 and 2012, we significantly expanded and developed direct distributor relationships with several popular branded industry leading cell phone accessory manufacturers, such as with Otter Products, LLC (“OtterBox”), enabling us to offer a broader array of product in line with the industry trends, particularly to smart phones and higher quality brand name products. In 2012, sales of OtterBox products resulted in 54% of our revenues and in 2011, sales of OtterBox products resulted in 24% of our revenues.
In the fourth quarter of 2011, we added a third Point of Sale company as a customer for which we integrated our real time inventory with the customer’s accounting software package in order to enable their wireless dealer locations to order more efficiently from our website and/or participate in our tailored Vendor Managed Inventory program, “VMI”.
In 2011, we also added our first significant VMI customer with over 40 operating retail stores.
During 2012, we substantially upgraded our VMI program, added to our staff, and brought in $7 million of revenues to the Company from new customers added as a result of the VMI program.
In May, 2012 we introduced our own private label cell phone accessory line called Upwardly Mobile Accessories or “UMA” which is tailored to the expanding Smartphone market. We proceeded to launch the full product line in early fall of 2012. Sales of the UMA products during 2012 consisted of approximately 1% of our revenues and we anticipate increased revenues from sales of UMA products in future periods.
Employees
As of June 30, 2013, Wireless Xcessories Group employed approximately 83 full time persons divided into accounting, sales, vendor managed inventory, customer services, graphic design, purchasing/product development, MIS, quality control, and warehouse picking and packing.
No employee is covered by collective bargaining and we consider our employee relations to be excellent.
Competition
The aftermarket wireless accessory industry is both competitive and fragmented. There are a number of local and regional distributors who import a significant portion of their products from the Far East, and there are 10 or more national distributors. In addition, many manufacturers sell and fulfill directly to distributors or retailers.
Barriers to entry for distributors are low assuming one wants to market a limited product line. We believe that it would require a large investment in inventory, quality assurance, packaging capabilities, sales training, purchasing, and marketing to effectively compete with the total program we have developed.

The agreements or arrangements with our customers or vendors are of limited duration and are terminable by either party upon short notice. Accordingly, our ability to maintain these relationships is subject to competitive pressures and challenges.
The continual introduction of new phone models combined with popularity changes that can be measured in weeks and months have caused some of the larger resellers to seek out accessory specialists like Wireless Xcessories Group, Inc. to manage the selection, packaging and sourcing of their accessory programs under our VMI program. We believe this program will help us to compete favorably in the marketplace and to differentiate ourselves from our competitors.
Intellectual Property
We seek to protect our intellectual property through a combination of trademarks, service marks, and confidentiality agreements, non-compete agreements, and patent protection when appropriate.
Each of our employees other than our warehouse employees and our chief executive officer have entered into our standard confidentiality and non-compete agreement in favor of the Company. Our chief executive officer, Stephen Rade, has entered into an employment agreement with the Company that contains non-compete and confidentiality provisions.
We maintain a number of registered trade names and registered trademarks, including UMA Upwardly Mobile Accessories®, get upwardly mobile®, IndustrialStrength.com®, Platinumaccessories.com® and WirexGroup.com®.
If appropriate in the future, we intend to seek protection for any patentable technology we may create. At the present time, we hold no patents nor have we filed any patent applications.
ITEM 1A. RISK FACTORS
Risks Relating to Our Business
We face significant competition in the cell phone accessory market.
The cell phone accessory market is competitive and fragmented, and is comprised of several national distributors that offer a broad range of products, as well as numerous regional distributors and small distributors that focus on a particular segment of the market. In addition, many manufacturers sell directly to customers. Barriers to entry for distributors are relatively low and the risk of new competitors entering the market is high. Some of our current competitors have substantially greater capital resources and sales and distribution capabilities than we do. In response to competitive pressures from any of our current or future competitors, we may be required to lower selling prices in order to maintain or increase market share, and such measures could adversely affect our operating results.
We purchase and sell our products and services on the basis of individual sales or purchase orders, and even in those cases where we have agreements or arrangements with our customers and vendors, those agreements and arrangements contain no purchase or sale obligations and are terminable by either party upon short notice.
Our sales to customers and our purchases from vendors are largely governed by individual sales or purchase orders, so there is no guarantee of future business. In some cases, we have formal agreements or arrangements with significant customers or vendors, but they are terminable by either party upon short notice, and they contain no purchase or sale obligations. If our vendors or suppliers refuse to, or for any reason are unable to supply products to us, and if we are not able to procure those products from alternative sources, we may not be able to maintain appropriate inventory levels to meet customer demand and our financial position and results of operations would be adversely affected. Similarly, if customers decide to make purchases from other sources, experience significant changes in demand internally or from their own customer bases, become financially unstable, or are acquired by another company; our ability to generate revenues from these customers may be significantly affected, resulting in an adverse effect on our financial position and results of operations.

Our relationship with our largest supplier, OtterBox, currently expires in December 2013.
Our relationship with our largest supplier, OtterBox, currently expires on December 31, 2013. Although we would use our best efforts to extend the relationship, there can be no assurance that the relationship would be extended. During the 2012 year, our revenues from sales of OtterBox products to our customers increased by approximately $16.5 million from the revenues from sales of OtterBox products to our customers during 2011. Sales of OtterBox products represented 54% of our revenues in 2012 and 24% of our revenues in 2011. The loss or non-renewal of such relationship with OtterBox could have a material adverse effect on our revenues and results of operations.
The ongoing weakness in the global economic environment may have significant effects on our customers and suppliers that could result in material adverse effects on our business and our operating results.
Notwithstanding the increased potential for economic recovery, the ongoing weakness in the global economic environment may materially adversely affect our customers’ access to capital or willingness to spend capital on our products, and/or their levels of cash liquidity with which to pay for our products. In addition, our suppliers’ access to capital and liquidity may continue to be affected, which may in turn adversely impact their ability to maintain inventories, production levels, and/or product quality, or cause them to raise prices or lower production levels, or result in their ceasing operation.
Any of the foregoing effects could have a material adverse effect on our results of operations and financial condition.
The mobile phone accessory marketplace is dynamic and challenging because of the continued introduction of new products and services.
We must constantly introduce new products, services and product features to meet competitive pressures. We may be unable to timely change our existing merchandise sales mix in order to meet these competitive pressures, which may result in increased inventory costs, inventory write-offs or loss of market share.
Additionally, our inventory may also lose value due to price changes made by our significant vendors, in cases where our arrangements with these vendors do not provide for inventory price protection, or in cases that the vendor is unable or unwilling to provide these protections.
We rely on trademark filings and confidentiality agreements to protect our intellectual property rights.
In an effort to protect our intellectual property, including our product data, customer information and information technology systems; we typically require our employees, consultants and others having access to this information or our technology to execute confidentiality and non-disclosure agreements. These agreements, however, may not provide us with adequate protection against improper use or disclosure of confidential information, and these agreements may be breached. A breach of confidentiality could adversely affect our business. Adequate remedies may not exist in the event of unauthorized use or disclosure of our confidential information. The disclosure of our proprietary information could impair our competitive position and could have a material adverse effect on our business, financial condition and results of operations.
We offer credit to our customers and, therefore, are subject to significant credit risk.
We sell to a large and diverse customer base. We finance a significant portion of such sales through trade credit, typically by providing 30-day payment terms. As a result, our business could be adversely affected in the event of a deterioration of the financial condition of our customers, resulting in the customers’ inability to repay us. This risk may increase if there is a general economic downturn affecting a large number of our customers and in the event our customers do not adequately manage their business or properly disclose their financial condition.
Our recent offering of our private labeled products, known as UMA, may have a negative impact on our relationship with our manufacturer vendors.
In 2012, we commenced offering our own product line under the name UMA. During 2012, these product offerings represented approximately 1% of our revenues. Our own product line would compete with other manufacturers’ branded items that we offer. A manufacturer may choose to not sell its products to us, or may substantially increase the price of products to us, in response to the competition created by the sales of our own branded products. Either could have a material adverse effect on our business and financial performance.

We may not successfully offer attractive merchandise to our customers.
In order to meet our strategic goals, we must successfully locate and offer our customers new, innovative and high quality products. Our product offerings must be affordable, useful to the customer, well made, distinctive in design, and not widely available from other sources. We cannot predict with certainty that we will successfully offer products that meet these requirements in the future.
We depend on our vendors.
Our performance depends on our ability to purchase our products in sufficient quantities at competitive prices and on our vendors’ ability to make and deliver high quality products in a cost effective, timely manner. Some of our smaller vendors have limited resources, production capacities and limited operating histories. We have no long-term purchase contracts or other contracts that provide continued supply, pricing or access to new products and any vendor or distributor could discontinue selling to us at any time. There can be no assurance that we will be able to acquire the products that we desire in sufficient quantities or on terms that are acceptable to us in the future. In addition, there can be no assurance that our vendors will make and deliver high quality products in a cost effective, timely manner.
As stated above, we have one domestic vendor, OtterBox, who supplied approximately 63% of our product purchases during the twelve months ended December 31, 2012 which represented approximately 54% of our revenues during 2012. Any full or partial cut off in service from this vendor for whatever reason could have a material negative impact on our business and our results of operations. This vendor agreement expires on December 31, 2013, unless the Company is able to reach a new agreement or extend the existing agreement with the vendor.
We may also be unable to develop relationships with new vendors. Our inability to acquire suitable products in a cost effective, timely manner or the loss of one or more key vendors or freight carriers could have a negative impact on our business.
We face certain risks relating to large customers.
A major part of our business has come from larger customers. For the twelve months to date, ending December 31, 2012, three customers accounted for 42% of our sales with the largest at 18%. In 2011, one customer accounted for 17% of the sales. The loss of any or all of these accounts could result in a significant reduction in sales and a negative impact on our business.
We face certain risks relating to customer service.
Any material disruption or slowdown in our order processing systems resulting from labor disputes, telephone down times, electrical outages, mechanical problems, human error or accidents, fire, natural disasters, or comparable events could cause delays in our ability to receive and distribute orders and may cause orders to be lost or to be shipped or delivered late. As a result, customers may cancel orders or refuse to receive goods on account of late shipments, which would result in a reduction of net sales and could mean increased administrative and shipping costs.
We are dependent on certain key personnel.
Our success depends to a significant extent upon the abilities of our senior management. The loss of the services of any of the members of our senior management or of certain other key employees could have a significant adverse effect on our business. We currently do not have any written employment agreements with our executive officers or any other key employees other than our chief executive officer, Stephen Rade. In addition, our performance will depend upon our ability to attract and retain qualified management, merchandising and sales personnel. There can be no assurance that the members of our existing management team will be able to manage the Company or our growth or that we will be able to attract and hire additional qualified personnel as needed in the future.

Risks Related to Our Common Stock
A significant portion of our voting stock is controlled by our executive officers and directors.
Our executive officers and directors beneficially owned approximately 29% of our outstanding common stock as of June 30, 2013. Stephen Rade, our chairman, president and chief executive officer beneficially owned approximately 26.7% of our outstanding common stock as of June 30, 2013. Should these shareholders decide to act together, they would have the ability to significantly influence all matters requiring shareholder approval, including the election of directors and any significant corporate transaction requiring shareholder approval.
There is only a very limited public market for our common stock.
Our common stock is currently quoted on OTC Pink under the symbol WIRX, where trading volume has been limited. There is not currently an established trading market for our stock, and an active trading market for our common stock may not develop or, if developed, may not be sustained. The lack of an active market may impair a stockholder’s ability to sell shares of our common stock. We cannot assure you that a more active trading market in our common stock will ever develop or if one does develop, that it will be sustained. In the absence of a more active trading market, any attempt to sell a substantial number of our shares could result in a decrease in the price of our stock. Specifically, you may not be able to resell your shares of common stock at or above the price you paid for such shares or at all.
Future sales of our common stock, or the perception that such sales could occur, could have an adverse effect on the market price of our common stock.
Future sales of our common stock pursuant Rule 144 under the Securities Act, or the perception that such sales could occur, could have an adverse effect on the market price of our common stock. Under Rule 144, shares of common stock issued or issuable upon conversion of securities sold in private offerings are eligible for resale by non-affiliates after six months, assuming we file reports under the Exchange Act containing current information about us, and after one year regardless of whether current information about us is available. As substantially all of our shares of common stock are currently eligible for sale under Rule 144, the number of shares eligible for resale pursuant to Rule 144 is enormous relative to the trading volume of our common stock. Any attempt to sell a substantial number of our shares will severely depress the market price of our common stock. In addition, we may use our capital stock in the future to finance acquisitions and to compensate employees and management, which will further dilute the interests of our existing stockholders and could depress the trading price of our common stock.
We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.
The JOBS Act permits “emerging growth companies” like us to rely on some of the reduced disclosure requirements that are already available to companies having a public float of less than $75 million, for as long as we qualify as an emerging growth company. During that period, we are permitted to omit the auditor’s attestation on internal control over financial reporting that would otherwise be required by the Sarbanes-Oxley Act. Companies with a public float of $75 million or more must otherwise procure such an attestation beginning with their second annual report after their initial public offering. For as long as we qualify as an emerging growth company, we are also excluded from the requirement to submit “say-on-pay”, “say-on-pay frequency” and “say-on-parachute” votes to our stockholders and may avail ourselves of reduced executive compensation disclosure compared to larger companies. In addition, as described in the following risk factor, as an emerging growth company we can take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies.
Until such time as we cease to qualify as an emerging growth company, investors may find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

As an “emerging growth company” we may take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies.
Section 107 of the JOBS Act also provides that, as an emerging growth company, we can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. We can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates” for further discussion of the extended transition period for complying with new or revised accounting standards.
At such time as we cease to qualify as an “emerging growth company” under the JOBS Act, the costs and demands placed upon management will increase.
We will continue to be deemed an emerging growth company until the earliest of (i) the last day of the fiscal year during which we had total annual gross revenues of $1 billion (as indexed for inflation), (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of common stock under a registration statement under the Securities Act; (iii) the date on which we have, during the previous 3-year period, issued more than $1 billion in non-convertible debt; or (iv) the date on which we are deemed to be a ‘large accelerated filer’ as defined by the SEC, which would generally occur upon our attaining a public float of at least $700 million. Once we lose emerging growth company status, we expect the costs and demands placed upon management to increase, as we would have to comply with additional disclosure and accounting requirements, particularly if our public float should exceed $75 million.
We will incur significant costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance requirements, including establishing and maintaining internal controls over financial reporting, and we may be exposed to potential risks if we are unable to comply with these requirements.
As a public company, we will incur significant legal, accounting and other expenses under the Exchange Act and the Sarbanes-Oxley Act of 2002, together with rules implemented by the SEC and applicable market regulators. These rules impose various requirements on public companies, including filing current, quarterly and annual reports with the SEC, and requiring certain corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.
The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluations and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Compliance with Section 404 may require that we incur substantial accounting expenses and expend significant management efforts. Our testing may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner, the market price of our stock could decline if investors and others lose confidence in the reliability of our financial statements and we could be subject to sanctions or investigations by the SEC or other applicable regulatory authorities.
ITEM 2 — FINANCIAL INFORMATION
Management’s Discussion and Analysis of Financial Condition and Results of Operations
CRITICAL ACCOUNTING POLICIES
We have identified the policies below as critical to our business operations and the understanding of our financial results.

Use of estimates
We prepare financial statements in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Cash and cash equivalents
The Company considers all highly liquid investment with original maturities of three months or less to be cash equivalents.
Revenue recognition
Revenue is recognized at the time goods are shipped, title has passed, evidence of an arrangement exists, the fee if fixed or determinable, and collectability is reasonably assured.
Accounts receivable
Accounts receivable are stated at the amounts management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.
Investments
Security investments that the company has the intent to hold to maturity are classified as held-to maturity securities and recorded at amortized cost in investments. Securities investments that are bought and principally held for purposes of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the balance sheet in investments, with the change in fair value during the period recorded in earnings. Securities investments not classified as either held-to-maturity or trading securities are classified as available-for-sales securities. Available -for-sale securities are recorded at fair value on the balance sheet in investments, with the change in fair value during the period excluded from earnings and recorded as a component of other comprehensive income.
Inventories
Inventories, which consist solely of finished goods, are carried at the lower of cost (first-in, first out) or market. The Company periodically reviews its inventories and makes provisions as necessary for estimated obsolescence and slow moving goods. The amount of such markdown is equal to the difference between cost of inventory and the estimated value based upon assumptions about future demands, selling price and market conditions.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization based on the useful lives of the assets. The estimated useful lives for financial reporting purposes are: 3 to 7 years for furniture and fixtures; the shorter of the lease term or estimated useful life of the asset for leasehold improvements; and 2 to 5 years for computer equipment and software. Expenditures for repairs and maintenance are expensed as incurred.
Stock based compensation
The Company recognizes all share based payments, including grants to employees of common stock options, as an expense based on fair values of the grants measured on award dates, generally using Black-Scholes valuation model, over vesting periods of such grants and net of an estimated forfeiture rate for grants to employees. The Company estimates the expected life of options granted based on historical exercise patterns and volatility based on trading patterns of its common stock over a period similar to vesting period of the grants.

Advertising costs
Advertising costs are expensed as incurred.
JOBS Act
On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. As an “emerging growth company,” we may, under Section 7(a)(2)(B) of the Securities Act, delay adoption of new or revised accounting standards applicable to public companies until such standards would otherwise apply to private companies. We may take advantage of this extended transition period until the first to occur of the date that we (i) are no longer an “emerging growth company” or (ii) affirmatively and irrevocably opt out of this extended transition period. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards. Until the date that we are no longer an “emerging growth company” or affirmatively and irrevocably opt out of the exemption provided by Securities Act Section 7(a)(2)(B), upon issuance of a new or revised accounting standard that applies to our financial statements and that has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.
New Accounting Pronouncements
For a discussion on the impact of recently issued accounting pronouncements, see “Recently Adopted and Issued Accounting Standards” in Note 2 to the financial statements incorporated by reference in “Item 15. Financial Statements and Exhibits.”
RESULTS OF OPERATIONS
Year Ended December 31, 2012 Compared to Year Ended December 31, 2011
Net sales increased by 80.0% or $17.8 million from $22.4 million in 2011 to $40.2 million in 2012. The increase in sales is mainly attributable to the following factors:
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  Most of our sales growth is attributable to the growth of our outside lower margin brand name offerings, particularly in cell phone covers and cases, that appeal to the growing smart phone market. For example, the revenues from sales of our OtterBox products to our customers increased during 2012 by approximately $16.5 million from revenues from sales of those products to our customers during 2011.
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  The growth and development of our value added services and, in particular our Vendor Managed Inventory program, has resulted in being able to add several larger dealers to our customer base in late 2011 and in 2012 which has resulted in an aggregate of $7.0 million of revenues during 2012.
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  In the fall of 2012, we began selling our own branded accessory line known as UMA which is tailored to the growing smart phone market which lead to modest sales during the year but which we anticipate will result in increased sales in future periods.
During 2012, revenues derived from brand name products represented 82% of our revenues compared to 61% of our revenues during 2011. During 2012, revenues from after-market products represented 18% of our revenues compared to 39% of revenues during 2011, or an increase of $0.4 million.
Gross profit increased by $1.6 million from $6.2 million in 2011 to $7.8 million in 2012, and as a percentage of sales decreased from 28.0% to 19.4%. The decrease in gross profit as a percentage of sales resulted from the following:
•
  Our overall gross margin percentages were significantly impacted by the large shift in our product offering mix to OEM (brand name) product which carries significantly lower margins than our proprietary products.
•
  The cell phone accessory market continued to be highly competitive requiring selected aggressive pricing and promotions to add and maintain business.

•
  The company incurred higher outbound freight cost in 2012 as compared to 2011 relating to vendor cost increases and customer mix changes.
•
  We substantially increased our provision for obsolete and stale inventory, as a result of our expansion of new product offerings, particularly in OEM (brand name) product and resultant decreased demand for proprietary items. Additionally, the growth of our Vendor Managed Inventory program resulted in additional write offs of product from stock rotations especially, in the initial 6 months from the implementation of each new customer.
Selling, general and administrative (“SG&A”) expenses increased by 9.5%, or $0.6 million in 2012, from $6.4 million in 2011 to $ 7.0 million in 2012. Total SG&A expenses, as a percentage of sales, decreased from 28.7% in 2011 to 17.4% in 2012. The increase in SG&A expenses in 2012 is mainly due to an increase in sales commissions of $0.2 million due to the increase in sales in 2012, an increase in warehouse labor and supplies expense of $0.2 million, an increase in insurance expense of $0.06 million, an increase in accounting and legal professional fees of $0.04 million associated with the preparation of becoming an SEC registrant, and a $0.03 million increase in customer credit card processing costs due to the increase in sales volume in 2012.
Total depreciation charges have decreased from $0.15 million in 2011 to $0.1 million in 2012 as a result of the Company limiting its capital additions in the past 2 years after investing heavily in upgrading its business systems in 2010.
Other income decreased from $0.4 million in 2011 to $0.2 million in 2012. The reduction in other income is due to a combination of a $0.1 million decrease in investment income earned in 2012 due to the reduction of the Company’s investment portfolio from the prior year and a $0.1 million decrease in interest income as a result of the suspension of interest on one $0.2 million note receivable from a vendor in fall of the 2011 that was subsequently written off and the suspension of interest in early 2012 on a second vendor interest bearing notes receivable (original balance of $0.3 million) as a result of the note terms being amended in 2012.
The effective tax rate was approximately 40% in 2012 as compared to approximately 44% in 2011. The decrease in the effective tax rate during 2012 was mainly due to the tax rate differential on state income tax expense, net of federal benefit.
Net income was $0.6 million or $0.15 per diluted share for 2012 compared to $0.1 million or $0.03 per diluted share for 2011. The weighted-average number of shares used in the diluted earnings per share computation was 4,006,419 and 4,036,339 for 2012 and 2011, respectively.
Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2012
Net sales increased by 8.2% or $0.6 million from $7.9 million in 2012 to $8.5 million in 2013. The increase in sales is mainly attributable to the following factors:
•
  Most of our sales growth is attributable to the growth of our outside lower margin brand name offerings, particularly in cell phone covers and cases, that appeal to the growing smart phone market. For example, the revenues from sales of our OtterBox products to our customers increased during the first quarter of 2013 by approximately $1.1 million, of which $0.5 million was related to new VMI business, from revenues from sales of those products to our customers during the first quarter of 2012.
•
  The continued growth and development of our value added services and, in particular our Vendor Managed Inventory (VMI) program, has resulted in being able to add several larger dealers to our customer base in late 2011 and in 2012. Total revenues generated from our VMI program increased from approximately $0.3 million to approximately $1.9 million of revenues during the first quarter of 2012 and 2013 respectively.
During the first quarter of 2013, revenues derived from brand name products, including OtterBox, represented 78% of our revenues compared to 75% of our revenues during the first quarter of 2012. During the first quarter of 2013, revenues from after-market products represented 21% of our revenues compared to 25% of revenues during the first quarter of 2012, or a net reduction of approximately $1.2 million.

Gross profit was approximately $1.7 million for both of the three months ended March 31, 2013 and 2012, and as a percentage of sales decreased from 21.8% to 20.5%. The decrease in gross profit percentage resulted from the following:
•
  Our overall gross margin percentages was negatively impacted by the shift in our product offering mix to OEM (brand name) product which carries significantly lower margins than our proprietary products.
•
  The cell phone accessory market continued to be highly competitive requiring selected aggressive pricing and promotions to add and maintain business.
Selling, general and administrative (“SG&A”) expenses increased by 12.2%, or $0.2 million in 2013, from $1.5 million in 2012 to $1.7 million in 2013. Total SG&A expenses, as a percentage of sales, increased from 18.8% in 2012 to 19.5% in 2013. The increase in SG&A expense in 2013 was primarily related to additional payroll and related benefits of approximately $0.05 million to upgrade of our sales staff, an increase in expenses related to marketing catalogs, mailings, trade show expenses, vendor managed inventory services and marketing support materials of approximately $0.05 million and an increase in bad debt expense of approximately $0.1 million.
Total depreciation charges have decreased from $0.004 million in 2012 to $0.002 million in 2013 as a result of the Company limiting its capital additions in recent years after investing heavily in upgrading its business systems in 2010.
Other expenses of approximately $0.001 million, for the three months ended March 31, 2013, mainly represents interest expenses incurred on the Company’s line of credit with a bank, that was entered into in January 2013. Other income, of approximately $0.04 million for the three months ended March 31, 2012, mainly represents dividends and realized gains on the Company’s available-for-sale investment portfolio.
The effective income tax rate was approximately 43% for both the three months ended March 31, 2013 and 2012.
Net income was $0.04 million or $0.01 per basic and diluted earnings per share for 2013 compared to $0.1 million or $0.04 per share for 2012. The weighted-average number of shares used in the earnings per share for the basic and dilutive computation was 4,006,419 for both 2013 and 2012, respectively, since all potentially dilutive securities were determined to be anti-dilutive.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements as of March 31, 2013 and December 31, 2012.
LIQUIDITY AND CAPITAL RESOURCES
Anticipated Uses of Cash
Our anticipated requirements for capital during 2013 is to fund sales growth and further development of our Upwardly Mobile Accessories “UMA” line geared to the smart phone market and development of additional markets.
Cash Flow
The following table summarizes our net cash flow from operating, investing and financial activities for the periods indicated below:

Cash provided by (used in)	Year ended December 31, 2012	Year ended December 31, 2011	Quarter ended March 31, 2013	Quarter ended March 31, 2012
Operating activities	$(2,274,170)	$(680,277)	$(545,094)	$(362,741)
Investing activities	1,727,844	798,416	30,000	320,457
Financing activities	—	—	200,000	—
Net (decrease) increase in cash and cash equivalents	$(546,326)	$118,139	$(315,094)	$(42,284)
Our working capital as of March 31, 2013, December 31, 2012 and 2011 was $8.1 million, $8.1 million and $7.4 million, respectively.

Net cash (utilized in) operating activities for the twelve months ended December 31, 2012 and 2011 was $(2.3) million and $(0.7) million, respectively. We utilized our net cash flow from our sales of available securities and cash on hand to partially finance our 80% sales growth and resultant increase in working capital activities, principally inventory.
In 2012, the non-cash items totaling $1.1 million consisted of depreciation and amortization of $0.1 million, bad debt expense of $0.2 million, Inventory Reserve of $0.8 million, partially offset by a change in deferred tax $(0.1) million.
During 2012, the Company liquidated all but approximately $.009 million of its investments generating approximately $1.6 million of net cash provided by investing activities. These proceeds were used to acquire additional inventory. An additional $0.2 million of cash from investing activities was generated through the collection of notes receivable from a vendor. During 2011, the Company generated approximately $0.8 million in net cash provided by investing activities from the sales of its investments of $1.2 million and collection of vendor notes receivable of $0.2 million, offset by advances to vendors of $(0.3) million and investment purchases of $(0.3) million.
There were minimal capital expenditures during 2012 and 2011 as the Company had completed its business system upgrades in 2010. Capital expenditures were $0.02 million in 2012 and $0.07 million in 2011, principally for computer and office equipment and software upgrades. Management anticipates capital expenditures of approximately $0.05 million during 2013.
Net cash (utilized in) operating activities for the three months ended March 31, 2013 and 2012 was $(0.5) million and $(0.4) million respectively. For the three months ended March 31, 2013, the Company had $0.03 million of net cash provided by investing activities related to the collection of vendor notes receivable and $0.2 million in net cash provided by financing activities due to cash proceeds received under its line of credit with a bank which was entered into in January 2013. For the three months ended March 31, 2012, the Company had net cash provided by investing activities of $0.3 million, consisting of $0.3 million in sales of investments and $0.1 million from collection of vendor notes receivable, offset by $(0.1) million in investment purchases and capital expenditures. The Company had no financing activities for the three months ended March 31, 2012.
Based upon its present plans, management believes that operating cash flow, and available cash from our bank line of credit, which was established in January 2013, will be sufficient to meet the anticipated working capital cash needs of the Company and capital expenditures during the twelve months ending December 31, 2013.
Line of Credit
On January 15, 2013, the Company entered into a Loan and Security Agreement and other ancillary documents (the “Loan Documents”) with TD Bank, N.A. (the “Bank”), providing for a secured revolving line of credit in an amount of up to $2.0 million (the “Line of Credit”). The outstanding balance of the amounts advanced under the Line of Credit bear interest at 2.5% above the one month LIBOR Rate as defined in the Loan Documents. Interest is payable on a monthly basis. The Line of Credit and the Company’s obligations under the Loan Documents are secured by substantially all of the Company’s assets. The term of the Line of Credit is one year (January 15, 2014). At the time of maturity, all outstanding advances under the Line of Credit as well as any unpaid interest is due and payable. Prior to maturity of the Line of Credit, the Company may prepay amounts due under the Line of Credit without penalty, and subject to the terms of the Loan Documents, may re-borrow any such amounts. The Company is required to comply with quarterly net worth and quick ratio financial covenants, as defined in the Loan Documents. The Company was in compliance with all financial covenants as of June 30, 2013. As of June 30, 2013, $0.3 million has been borrowed and $1.7 million is available on the line.

Commitment
We lease warehouse and administrative office space and copy machines with non-cancelable operating lease agreements, which expire at various dates. Certain leases for warehouse and other space contain rental escalation clauses. Future minimum lease payments including base rent, common area charges, and lease required real estate tax charges under non-cancelable operating leases as of December 31, 2012 are as follows:

2013	$464,243
2014	156,265
Total	$620,508
Inflation
Inflation or increased pricing of our products did not materially affect our revenues during 2011 and 2012.
ITEM 3 — PROPERTIES
We lease approximately 65,100 square feet of warehouse space in Huntingdon Valley, Pennsylvania, which we have occupied since 2001.
Our facility is divided into 13,100 square feet of office and administrative space and 52,000 square feet of warehouse pick, pack, and quality control facilities.
In March 2009, we renewed our lease for a 5-year period, expiring in April 2014, with no increase in costs, except for a 3% percent increase in the last full year of the lease. Our rent is approximately $450,000 annually.
The following table provides certain information concerning our leased properties:

Operation	Nature	Location	Approximate Lease Area (Sq. Ft.)	Expiration Date
Main Facility	Warehouse	Huntingdon Valley, PA	52,000	4/30/2014
Main Facility	Office	Huntingdon Valley, PA	13,100	4/30/2014
ITEM 4 — SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth certain information as of June 30, 2013, as supplied to the Company, regarding the beneficial ownership of the Common Stock by all persons known to the Company who own more than 5% of the outstanding shares of the Company’s Common Stock, each director of the Company, and each executive officer and employee of the Company named in the Summary Compensation Table included elsewhere in this registration statement, and all executive officers and directors as a group. Unless otherwise indicated, based on information provided to the Company, the persons named in the table below have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

Name	Number of Shares Beneficially Owned(1)	Percentage(2)
Christopher F. McConnell(3)	10,421	**
Stephen Rade(4)	1,070,000	26.7%
Ronald E. Badke	26,200	**
Christopher C. Cole(5)	35,421	**
Allan Kalish(6)	20,421	**
Dawn Reale	19,500	**
Susan Rade(4)(7)	1,070,000	26.7%
Bartley Concannon		**
Directors and Executive Officers as a group (5 persons)	1,162,463	29.0%

The business address of each shareholder named in this table is 1840 County Line Road, Huntingdon Valley, PA 19006.
**
  Less than 1%.
(1)
  For purposes of this table, a person or group is deemed to have “beneficial ownership” of any shares, which such person has the right to acquire within 60 days.
(2)
  The percentage of ownership is based on 4,081,419 shares of Common Stock issued and outstanding on June 30, 2013. For purposes of computing the percentage of outstanding shares held by each such person or group of persons named above, any security which such person or group of persons has the right to acquire within 60 days is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
(3)
  Includes options to purchase 2,427 shares.
(4)
  Includes 858,286 shares owned by the Liquid Limited Partnership of which Stephen Rade and his spouse, Susan Rade are the general partners, 39,001 shares owned jointly by Stephen Rade and his spouse, and 172,713 shares owned by his spouse.
(5)
  Includes options to purchase 2,427 shares.
(6)
  Includes options to purchase 2,427 shares.
(7)
  Susan Rade is the spouse of Stephen Rade and is the beneficial owner of the shares described in footnote (4) above.
ITEM 5 — DIRECTORS AND EXECUTIVE OFFICERS
The following table sets forth as of June 30, 2013, the name of each of our directors and executive officers, his or her principal occupation and the nature of all positions and offices with us held by him or her. Our directors will hold office until the next Annual Meeting of Stockholders and until his successor has been elected and qualified.

Name	Age	Office	First Became Director
Stephen Rade	75	President, Chief Executive Officer and Chairman of the Board	1996
Christopher F. McConnell	59	Director	1998
Ronald E. Badke	67	Chief Financial Officer and Secretary
Allan Kalish	87	Director	1998
Christopher C. Cole	57	Director	2000
Dawn Reale	43	Vice President and Business Development Manager
Each executive officer serves at the discretion of the Board of Directors.
Mr. Rade has been our Chairman of the Board since June 2002 and President and Chief Executive Officer since June 1998. From 1996 until June 1998, he was Executive Vice President of the Company. He has been a director since April 1996. He had been the President, Chief Executive Officer and a director of Advanced Fox Antenna, Inc. since he founded that company in 1990. In 1996, Advanced Fox Antenna, Inc. was acquired by the Company.
Mr. McConnell has been a director of the Company since December 1998 while holding the title of Chairman of the Board through June 2002. In addition, he is co-founder and President of Adondo Corporation, a company focused on Internet telephony, and enhancing communications through artificial intelligence and real-time streaming media. Adondo Phone Portals allow companies to distribute their audio content, including live streams, broadly and efficiently over any telephone. Mr. McConnell also co-founded CFM Technologies, Inc., a semiconductor capital equipment company and until it merged into Matson Technologies in March 2001. He currently serves as a director of Point 5 Technologies. Mr. McConnell holds eighteen U.S patents in semiconductor processing and wireless communications.
Mr. Badke has been our Chief Financial Officer since November 1995 and Secretary since March 1999. He was a Senior Vice President and the Chief Financial Officer of Shoe Town Inc. from 1984 through September 1994, positions he later held (September to November 1995) with Natures Elements. Mr. Badke, a certified public accountant, had been a consultant from October 1994 through August 1995.
Mr. Kalish has been a director since 1998. He is the owner of Kalish & Associates, a consulting firm specializing in marketing, advertising and public relations, which he founded in 1986. Kalish & Associates serves advertisers, marketers and advertising agencies throughout the country, including three New York Stock Exchange companies. Prior to founding Kalish & Associates, Mr. Kalish managed Kalish & Rice, Inc., one of the largest advertising agencies in Philadelphia. In 2002, he co-founded WorkZone, LLC, a software company which markets collaboration, communication and project management tools internationally. He serves as Chairman of WorkZone. Mr. Kalish served as a member of the Board of Directors of Checkpoint Systems, Inc., a New York Stock Exchange company, from 1993 to 1997.
Mr. Cole was elected as a director in February 2000. He is currently the CEO of Intelligrated, Inc., a position he has held since June of 2001. From April 2000 to June 2001 Mr. Cole served as President of Cole Consulting. Until the acquisition of Pinnacle Automation by FKI, Plc. in early 2000, Mr. Cole was employed by Pinnacle Automation as its Chief Operating Officer and served as a director of Pinnacle Automation since June 1997 and as Executive Vice President from March 1994 to June 1997. Mr. Cole served as Vice President of Cincinnati Milacron, from 1987 through March of 1994.
Mrs. Reale has been with the Company since 1993, and holds the title of Vice President a position she was promoted to in August, 2005. Prior thereto, she has held the title of Business Development and Purchasing manager from 2001 and Purchasing Manager from 1994 to 2001.
ITEM 6 — EXECUTIVE COMPENSATION
Summary Compensation Table
The following table sets forth certain information with respect to compensation paid or accrued by the Company during the years ended December 31, 2012 and 2011 to each of the executive officers and employees of the Company named below:

Name and Principal Position	Fiscal Year	Salary	Bonus	All Other Compensation	Total
Stephen Rade Chief Executive Officer, President & Chairman of the Board	2012	$250,000	$50,000	$47,698	$347,698
	2011	$250,000	$50,000	$47,698	$347,698

Ronald E. Badke Chief Financial Officer and Secretary	2012	$130,803	$—	$13,080	$143,883
	2011	$128,308	$—	$13,080	$141,388

Susan Rade Vice President Sales Account Manager	2012	$183,042	$—	$19,440	$202,482
	2011	$183,042	$—	$19,440	$202,482

Dawn Reale Vice President and Purchasing Director	2012	$170,713	$—	$—	$170,713
	2011	$130,190	$—	$—	$130,190

Bartley Concannon Sales Representative	2012	$209,640	$—	$—	$209,640
	2011	$187,726	$—	$—	$187,726
Other compensation may consist of all or part of the following: health insurance, auto expenses, auto lease, auto insurance, life insurance, mobile phone service and mobile phone.

Outstanding Equity Awards at Fiscal Year-End
As of December 31, 2012, none of the executive officers or employees named in the summary compensation table held any unvested stock awards, unvested equity incentive plan awards, or unexercised stock options.
Employment Agreements
The Company does not have any written employment agreements with any of its executive officers or other employees identified in the Summary Compensation Table set forth above other than with Stephen Rade, our Chief Executive Officer. Each of the executive officers and employees identified in the Summary Compensation Table other than Stephen Rade has entered into a Confidentiality and Non-Solicitation Agreement pursuant to which he or she has agreed not to compete with the business of the Company or to solicit customers of the Company for a period of 12 months following his or her termination of employment and also not to use or disclose certain confidential information of the Company other than in connection with the business of the Company.
On September 1, 2005, the Company entered into an Employment Agreement with Mr. Rade. The agreement had an initial term of three years, and is thereafter automatically continued from year to year unless terminated by the Board of Directors or Mr. Rade by at least 90-days’ notice prior to the end of any renewal period.
The agreement provides for an annual base salary of $250,000 and an annual bonus of a minimum of $50,000. Mr. Rade is entitled to participate in the standard benefits that are made available to all employees of the Company, including retirement, medical, dental, disability, life insurance, stock option, profit sharing, or other plan or benefit. Pursuant to the agreement, the Company is required to purchase a long-term disability policy which shall pay benefits equal to 75% of Mr. Rade’s base salary at the time of any disability that lasts more than six consecutive months or termination of employment due to such disability.
Upon the termination of the agreement due to Mr. Rade’s death, his estate will receive the greater of either: (i) a one-time lump sum payment equivalent to two times the sum of Mr. Rade’s last base salary, or (ii) a portion of the benefits of a life insurance policy owned by the Company and taken on Mr. Rade’s life (which is currently $500,000). If the Company terminates Mr. Rade’s employment for other than cause, death or disability, or Mr. Rade terminates his employment for good reason, then the Company shall pay to Mr. Rade a severance in an amount equal to two years of Mr. Rade’s then annual base salary. The Company shall also pay the first six months of COBRA premiums if Mr. Rade makes such an election. If Mr. Rade’s employment is terminated within one year of a change of control, Mr. Rade will be paid severance in the amount of his last annual base salary plus his last annual bonus amount for a period of two years. In addition, all benefits, including, but not limited to, health insurance benefits, will continue during such two-year period.
Mr. Rade’s employment agreement also contains confidentiality, non-competition and non-solicitation clauses.
The agreement provides that should Mr. Rade introduce, cause or be responsible in any material way for an acquisition, consolidation, sale, merger, disposition or change of control of the Company, he will be compensated by payment of between 1% and 5% of the purchase or sale price received or paid by the Company in connection with any such transaction depending on the amount of consideration paid or received.
Compensation of Directors
In 2012, each of our non-employee Directors were paid a flat $2,500 for attendance at Board meetings and committee meetings for the year.

Name	Fees Earned or Paid in Cash ($)	Total ($)
Christopher F. McConnell	$2,500	$2,500
Allan Kalish	$2,500	$2,500
Christopher C. Cole	$2,500	$2,500

ITEM 7 — CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE
We employ Susan Rade, spouse of Stephen Rade, our CEO, as a high volume and senior sales person with certain administrative functions. In this role, Mrs. Rade earned the compensation set forth in the Summary Compensation Table appearing above.
Director Independence
Our Board of Directors has determined that Christopher McConnell, Allan Kalish and Christopher C. Cole are “independent directors” with the meaning of NASDAQ Marketplace Rule 5605(a)(2).
ITEM 8 — LEGAL PROCEEDINGS
We, from time to time, are a party to other litigation arising in the normal course of our business, most of which involves claims for amounts due from merchandise or services purchased or merchandise sold to third parties. We believe that none of these actions will have a material adverse effect on our financial condition or our results of operations.
ITEM 9 — MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
Our common stock is quoted on OTC Pink under the symbol “WIRX.” Because there are limited quotations for our stock on the OTC Pink, there is not an established trading market for our stock. The prices set forth below reflect the quarterly high and low closing prices of a share of our Common Stock for the periods indicated as reported by Yahoo Finance. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Year Ending December 31, 2013	Low	High
Quarter ended March 31, 2013	1.15	1.55

Year Ended December 31, 2012	Low	High
Quarter ended December 31, 2012	0.80	1.19
Quarter ended September 30, 2012	0.75	0.99
Quarter ended June 30, 2012	0.71	0.89
Quarter ended March 31, 2012	0.70	0.85

Year Ended December 31, 2011	Low	High
Quarter ended December 31, 2011	0.72	0.98
Quarter ended September 30, 2011	0.73	0.99
Quarter ended June 30, 2011	0.86	0.99
Quarter ended March 31, 2011	0.87	1.08
There were 47 record holders of the Company’s Common Stock on June 30, 2013. A substantially larger number of beneficial owners hold such shares of Common Stock in depository or nominee form.
No dividends have been paid on the outstanding shares of Common Stock during the 2012 and 2011 calendar years or the quarter ended March 31, 2013.
As of the date hereof, 4,006,416 of our issued and outstanding shares of Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act.
As of the date hereof, there are issued and outstanding options to purchase up to 17,281 shares of Common Stock.

As of December 31, 2012, equity securities authorized for issuance by the Company with respect to compensation plans were as follows:

Plan category	Number of Securities to be issued upon exercises of outstanding options and warrants (a)	Weighted average exercise price of outstanding options and warrants (b)	Number of securities remaining available for future issuance (excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders	17,281	$3.58	0
Equity compensation plans not approved by security holders	—	—	0
Total	17,281	$3.58	0
ITEM 10 — RECENT SALES OF UNREGISTERED SECURITIES
On April 16, 2013, we awarded 15,000 shares of common stock to each of the following executives for services rendered to the Company: Ronald E. Badke, Chief Executive Officer; Dawn Reale, Vice President and Purchasing Manager; Sergio Reale, Purchasing and Quality Control Director; and Dan Kenderdine, Operation Manager. The shares were awarded pursuant to the exemption from registration provided by Rule 701 promulgated under the Securities Act of 1933, as amended.
On April 16, 2013, we awarded 5,000 shares of common stock to each of our non-employee directors, Messrs. Kalish, Cole, and McConnell, for past and anticipated services to the Company. The shares cannot be sold or transferred for a period of six months from the date of the award. The shares were awarded pursuant to the exemption from registration provided by Rule 701 promulgated under the Securities Act of 1933, as amended.
ITEM 11 — DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED
We are authorized to issue 12,000,000 shares of common stock, $.001 par value per share, and 2,000,000 shares of preferred stock, $.001 par value per share. There are no shares of preferred stock issued and outstanding.
Common Stock
As of June 30, 2013, we had outstanding 4,081,419 shares of common stock.
Holders of our common stock are entitled to receive dividends when and as declared by our Board out of funds legally available therefore. Upon dissolution of our company, the holders of common stock are entitled to share, pro rata, in our net assets after payment of or provision for all of our debts and liabilities, and subject to the preferential rights of any class of preferred stock or other senior security which we may issue. Each share of common stock is entitled to participate on a pro rata basis with each other share of such stock in dividends and other distributions declared on shares of common stock.
The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders and may not cumulate their votes for the election of directors. The holders of common stock do not have preemptive rights to subscribe for additional shares of any class that we may issue, and no share of common stock is entitled in any manner to any preference over any other share of such stock.
ITEM 12 — INDEMNIFICATION OF DIRECTORS AND OFFICERS
Section 145 of the Delaware General Corporation Law (“DGCL”) provides, among other things, that a corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director has actually and reasonably incurred.
Our bylaws provide that we must indemnify, and advance expenses to, our directors and officers to the fullest extent authorized by the DGCL if such officer or director was made a party or is threatened to be made a party or is involved in any action, suit or proceeding; provided, however, that any such indemnification must be authorized by the Board of Directors of the Company in connection with any proceeding initiated by such officer or director.
ITEM 13 — FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
The information required by this item may be found beginning on page F-1 of this Form 10.
ITEM 14 — CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
N/A
ITEM 15 — FINANCIAL STATEMENTS AND EXHIBITS
Documents filed as part of this Report:
1.
  Financial Statements:
Wireless Xcessories Group, Inc. — years ended December 31, 2012 and 2011
Report of Independent Registered Public Accounting Firm
Balance Sheets as of December 31, 2012 and 2011
Statements of Operations and Comprehensive Income (Loss) for the Years ended December 31, 2012 and 2011
Statements of Stockholders’ Equity for the Years ended December 31, 2012 and 2011
Statements of Cash Flows for the Years ended December 31, 2012 and 2011
Notes on Financial Statements — December 31, 2012 and 2011
Condensed Balance Sheets as of March 31, 2013 (Unaudited) and December 31, 2012
Condensed Statements of Operations and Comprehensive Income for the Three Months Ended March 31, 2013 and 2012 (Unaudited)
Condensed Statements of Cash Flows for the Three Months Ended March 31, 2013 and 2012 (Unaudited)
Notes to Condensed Financial Statements (Unaudited)
2.
  Exhibits: The following is a list of exhibits. Where so indicated by footnote, exhibits, which were previously filed, are incorporated by reference.

Exhibit Number	Description
3.1	Certificate of Incorporation of Company and amendments thereto*
3.2	By-Laws*
4.1	Form of Common Stock Certificate*
10.1	Employment Agreement between the Company and Stephen Rade dated as of September 1, 2005 **
10.2	Lease Agreement dated February ___, 2009 between the Company and 1830 Business Complex, LLC***
10.3	Revolving Term Note dated January 15, 2013 by the Company in favor of TD Bank, N.A. ***
10.4	Loan and Security Agreement dated as of January 15, 2013 between the Company and TD Bank, N.A. ***
10.5	Form of Confidentiality and Non-Solicitation Agreement ***

*
  Filed as an exhibit to the Company’s Registration Statement on Form S-1(File No. 33-80939) and incorporated by reference herein.
**
  Filed as exhibit 10.01 to the Company’s Current Report on Form 8-K filed with the SEC on March 23, 2006 and incorporated by reference herein.
***
  Filed herewith.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.
WIRELESS XCESSORIES GROUP, INC.
By:
  /s/ Stephen Rade

  Stephen Rade,
  Chief Executive Officer and President
Date: August 12, 2013

WIRELESS XCESSORIES GROUP, INC.

Report of Independent Registered Public Accounting Firm
Board of Directors and Stockholders
Wireless Xcessories Group, Inc.
Huntingdon Valley, Pennsylvania
We have audited the accompanying balance sheets of Wireless Xcessories Group, Inc. (the “Company”) as of December 31, 2012 and 2011 and the related statements of operations and comprehensive income (loss), stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wireless Xcessories Group, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 3 to the financial statements, the Company restated its 2011 financial statements.
/s/BDO USA, LLP
Philadelphia, Pennsylvania
August 12, 2013

WIRELESS XCESSORIES GROUP, INC.
BALANCE SHEETS
DECEMBER 31, 2012 AND 2011

	2012	2011
		(As Restated)
ASSETS
Current assets
Cash and cash equivalents	$345,202	$891,528
Investments	8,675	1,577,429
Accounts receivable, net of allowance for doubtful accounts of $84,652 and $74,012, respectively	4,777,982	2,552,404
Inventories, net	4,379,022	2,819,980
Prepaid expenses and other current assets	2,070,400	1,450,480
Notes receivable from vendor	103,050	280,000
Deferred income taxes	359,299	299,310
Total current assets	12,043,631	9,871,131
Property and equipment, net	268,925	347,184
Other assets	44,258	46,231
Total assets	$12,356,813	$10,264,546
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$3,149,821	$2,179,451
Accrued payroll and related benefits	120,144	115,452
Other accrued expenses	255,518	75,860
Income taxes payable	438,339	95,676
Total current liabilities	3,963,822	2,466,439
Deferred income taxes	35,179	30,320
Total liabilities	3,999,001	2,496,759
Commitments and contingencies (Note 9)
Stockholders’ equity
Preferred stock, par value $.001, 1,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, par value $.001, 10,000,000 shares authorized, 5,346,080 issued, and 4,006,419 outstanding at December 31, 2012 and 2011	5,346	5,346
Additional paid-in capital	11,468,997	11,468,997
Accumulated deficit	(2,038,740)	(2,618,625)
Accumulated other comprehensive income (loss)	1,172	(8,968)
Treasury stock, at cost, 1,339,661 shares at December 31, 2012 and 2011	(1,078,963)	(1,078,963)
Total stockholders’ equity	8,357,812	7,767,787
Total liabilities and stockholders’ equity	$12,356,813	$10,264,546
The accompanying notes are an integral part of these financial statements.

WIRELESS XCESSORIES GROUP, INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
		(As Restated)
Net sales	$40,243,548	$22,351,300
Cost of goods sold	32,416,424	16,104,107
Gross profit	7,827,124	6,247,193
Operating expenses
Selling	2,399,979	2,129,350
General and administrative	4,514,790	4,137,732
Depreciation and amortization	106,260	143,768
Total operating expenses	7,021,029	6,410,850
Gain (Loss) from operations	806,095	(163,657)
Other income
Realized gain on investments	109,609	184,126
Dividend income	44,958	95,136
Interest income	7,458	107,257
Miscellaneous income	—	11,524
Total other income	162,025	398,043
Income before income taxes	968,120	234,386
Income tax expense	388,235	103,091
Net income	579,885	131,295
Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale investments	10,140	(196,375)
Comprehensive income (loss)	$590,025	$(65,080)
Earnings per common share – Basic	$0.15	$0.03
Earnings per common share – Diluted	$0.15	$0.03
Weighted average number of common shares outstanding – Basic	4,006,419	4,006,419
Weighted average number of common shares outstanding – Diluted	4,006,419	4,036,339
The accompanying notes are an integral part of these financial statements.

WIRELESS XCESSORIES GROUP, INC.
STATEMENTS OF STOCKHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Treasury Stock		Total Stockholders’ Equity
	Shares	Amount				Shares	Amount
Balance as of December 31, 2010	5,346,080	$5,346	$11,468,997	$(2,749,920)	$187,407	1,339,661	$(1,078,963)	$7,832,867
Unrealized loss on investments	—	—	—	—	(196,375)	—	—	(196,375)
Net income (As Restated)	—	—	—	131,295	—	—	—	131,295
Balance as of December 31, 2011 (As Restated)	5,346,080	$5,346	$11,468,997	$(2,618,625)	$(8,968)	1,339,661	$(1,078,963)	$7,767,787
Unrealized gain on investments	—	—	—	—	10,140	—	—	10,140
Net income	—	—	—	579,885	—	—	—	579,885
Balance as of December 31, 2012	5,346,080	$5,346	$11,468,997	$(2,038,740)	$1,172	1,339,661	$(1,078,963)	$8,357,812
The accompanying notes are an integral part of these financial statements.

WIRELESS XCESSORIES GROUP, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
		(As Restated)
Operating activities
Net income	$579,885	$131,295
Adjustments to reconcile net income to net cash utilized in operating activities:
Depreciation and amortization	106,260	143,768
Bad debt expense	165,120	215,783
Inventory reserve	839,546	422,685
Deferred income taxes	(55,130)	41,852
Changes in operating assets and liabilities:
Accounts receivable	(2,390,698)	(854,495)
Inventories	(2,398,589)	(1,415,654)
Prepaid expenses and other assets	(619,920)	499,321
Prepaid income taxes	—	154,337
Other long-term assets	1,973	(7,001)
Accounts payable and accrued expenses	1,154,720	(107,844)
Income taxes payable	342,663	95,676
Net cash utilized in operating activities	(2,274,170)	(680,277)
Investing activities
Purchases of available-for-sale securities	(291,254)	(279,128)
Sales of available-for-sale securities	1,870,148	1,223,742
Acquisition of property and equipment	(28,000)	(66,198)
Issuance of notes receivable from vendors	—	(300,000)
Collection of notes receivable from vendors	176,950	220,000
Net cash provided by investing activities	1,727,844	798,416
Net (decrease) increase in cash and cash equivalents	(546,326)	118,139
Cash and cash equivalents at beginning of year	891,528	773,389
Cash and cash equivalents at end of year	$345,202	$891,528
Supplemental cash flow disclosures
Income taxes paid	$75,000	$—
Non-cash investing and financing activities
Disposal of fully depreciated property and equipment	$—	$244,000
The accompanying notes are an integral part of these financial statements.

WIRELESS XCESSORIES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011
1.   ORGANIZATION AND BUSINESS
Wireless Xcessories Group, Inc. (the “Company”) is a leading provider of cell phone accessories to dealers, distributors, retailers, agents and airtime carriers throughout the United States and Canada. The Company provides a variety of product lines designed to appeal to the widest spectrum of wholesale buyers.
The Company also supports its customers with a wide assortment of value added services, including customized retail packaging, displays, marketing, sales training materials and free e-commerce websites.
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Cash and cash equivalents
The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.
Revenue recognition
Revenue is recognized at the time goods are shipped, title has passed, evidence of an arrangement exists, the fee is fixed or determinable, and collectability is reasonably assured.
Accounts receivable
Accounts receivable are stated at the amounts management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.
Investments
Securities investments that the Company has the intent to hold to maturity are classified as held-to-maturity securities and recorded at amortized cost in investments. Securities investments that are bought and principally held for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the balance sheet in investments, with the change in fair value during the period recorded in earnings. Securities investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities. Available-for-sale securities are recorded at fair value on the balance sheet in investments, with the change in fair value during the period excluded from earnings and recorded as a component of other comprehensive income.
The Company’s investment holdings consist of mutual funds which are classified as available-for-sale securities. For the years ended December 31, 2012 and 2011, there was an unrealized gain (loss) on available-for-sale securities of $10,140 and ($196,375), respectively, which was recorded as a component of other comprehensive income (loss) within the accompanying Statements of Stockholders’ Equity.

WIRELESS XCESSORIES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Inventories
Inventories, which consist solely of finished goods, are carried at the lower of cost (first-in, first-out) or market. The Company periodically reviews its inventories and makes provisions as necessary for estimated obsolescence and slow-moving goods. The amount of such markdown is equal to the difference between cost of inventory and the estimated market value based upon assumptions about future demands, selling prices and market conditions. As of December 31, 2012 and 2011, the Company’s reserve for inventory excess and obsolescence was $190,452 and $197,537, respectively.
Property and equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization based upon the estimated useful lives of the assets. The estimated useful lives for financial reporting purposes are: 3 to 7 years for furniture and fixtures; the shorter of the lease term or estimated useful life of the asset for leasehold improvements; and 2 to 5 years for computer equipment and software. Expenditures for repairs and maintenance are expensed as incurred.
Treasury stock
Shares of common stock repurchased are recorded at cost as treasury stock.
Comprehensive income (loss)
Comprehensive income (loss) represents the total of net income plus the change in unrealized gains (losses) on investments classified as available-for-sale. Comprehensive income (loss) for the years ended December 31, 2012 and 2011 is included in the Statements of Operations and Comprehensive Income (Loss). An analysis of the changes in components of other comprehensive income (loss) for the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
		(As Restated)
Net income	$579,885	$131,295
Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale investments	770	(234,375)
Less: reclassification for gains included in net income	9,370	38,000
Other comprehensive income (loss)	10,140	(196,375)
Comprehensive income (loss)	$590,025	$(65,080)
As of December 31, 2012 and 2011, accumulated other comprehensive income (loss) of $1,172 and $(8,968), respectively, consisted solely of unrealized gains (losses) on investments classified as available-for-sale.
Stock based compensation
The Company recognizes all share based payments, including grants to employees of common stock options, as an expense based on fair values of the grants measured on award dates, generally using the Black-Scholes valuation model, over vesting periods of such grants and net of an estimated forfeiture rate for grants to employees. The Company estimates the expected life of options granted based on historical exercise patterns and volatility based on trading patterns of its common stock over a period similar to vesting periods of the grants.

WIRELESS XCESSORIES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

No stock based compensation expense was recorded for the years ended December 31, 2012 and 2011 as all options were fully vested as of January 1, 2011.
Shipping and handling
Shipping and handling costs of $2,277,292 and $1,834,892 are included in cost of goods sold in the accompanying Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2012 and 2011, respectively.
Advertising costs
Advertising costs, which are expensed as incurred, totaled approximately $192,000 and $158,000 for the years ended December 31, 2012 and 2011, respectively, and are included in selling expense in the accompanying Statements of Operations and Comprehensive Income (Loss).
Income taxes
The Company uses the asset and liability method of accounting for income taxes under which, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance against deferred tax assets is provided when it is more likely than not that the deferred tax asset will not be fully realized.
For the years ended December 31, 2012 and 2011, the Company did not identify any uncertain tax positions taken or expected to be taken in an income tax return that would require adjustment to or disclosure in its financial statements. With few exceptions, Federal and state tax returns for years prior to 2009 are no longer subject to examination by tax authorities.
The Company reports accrued interest and penalties, if any, related to uncertain tax positions as a component of income tax expense. There were no interest or penalties accrued by the Company or assessed by income taxing authorities as of and for the years ended December 31, 2012 and 2011.
Earnings per share
Basic earnings per share (“EPS”) is computed using the weighted average number of common shares outstanding for the period while diluted EPS is computed assuming conversion of all dilutive securities such as stock options.
Included below is a reconciliation of weighted average common shares for the basic and diluted EPS computations:

	2012	2011
Weighted average shares outstanding – basic	4,006,419	4,006,419
Add: dilutive effect of stock options	—	29,920
Weighted average shares outstanding – diluted	4,006,419	4,036,339
Stock options to purchase 17,281 and 27,361 shares of common stock were not included in the computation of diluted EPS for 2012 and 2011, respectively, as the effects of these instruments were determined to be anti-dilutive.

WIRELESS XCESSORIES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Segment information
The Company is organized and operates as one reporting segment wherein the Company provides cell phone accessories to dealers, distributors, retailers, agents and airtime carriers. In accordance with ASC 280, “Segment Reporting”, the chief operating decision-maker has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. Since the Company operates in one segment and provides one group of similar products, all financial segment and product line information required by ASC 280 can be found in these financial statements.
Recently Adopted and Issued Accounting Standards
In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS,” which converges fair value measurement and disclosure guidance in U.S. GAAP with fair value measurement and disclosure guidance issued by the International Accounting Standards Board (“IASB”). The amendments in the authoritative guidance do not modify the requirements for when fair value measurements apply. The amendments generally represent clarifications on how to measure and disclose fair value under ASC 820, “Fair Value Measurement.” ASU 2011-04 is effective for fiscal years and interim periods beginning after December 15, 2011, with early adoption not permitted. The adoption of the provisions of ASU No. 2011-04 did not have a material impact on the Company’s financial statements.
In June 2011, the FASB issued ASU 2011-05 “Presentation of Comprehensive Income,” which requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income, or in two separate but consecutive statements. ASU  2011-05 eliminates the option to present components of other comprehensive income as part of the statement of equity. ASU 2011-05 is effective for fiscal years beginning on or after December 15, 2011 and interim periods within those years. As this new guidance is related to presentation only, the implementation in 2012 did not have a material impact on the Company’s results of operations, financial position or cash flows.
In October 2012, the FASB issued ASU 2012-04 “Technical Corrections and Improvements,” which makes certain technical corrections and improvements and conforming amendments related to fair value measurements. The amendments represent changes to clarify, correct unintended application of, or make minor improvements to the FASB Accounting Standards Codification that are not expected to have a significant effect on current accounting practice. ASU 2012-04 is effective for fiscal periods beginning after December 15, 2012. The implementation of this guidance is not expected to have a material impact on the Company’s financial statements.
In February 2013, the FASB issued ASU No. 2013-02, “Comprehensive Income (Topic 220) — Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income,” which requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety in the same reporting period. ASU 2013-02 is effective for fiscal periods beginning after December 15, 2012. The implementation of this guidance is not expected to have a material impact on the Company’s financial statements.

WIRELESS XCESSORIES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

3.   RESTATEMENT
The accompanying financial statements as of and for the year ended December 31, 2011 have been restated to fully reserve a vendor note receivable in the amount of $200,000 that was determined to be uncollectible as of December 31, 2011 (see Note 7). The Company’s previously issued financial statements as of and for the year ended December 31, 2011 included a reserve of $82,000 against this note receivable which was included in the accounts receivable allowance for doubtful accounts. As a result of the restatement, the Company reclassified $82,000 of its allowance for doubtful accounts against the vendor note receivable balance and recorded additional general and administrative expense of $118,000 to fully reserve the remaining balance of the vendor note receivable. The Company’s 2011 income tax provision was also adjusted for the impact of this restatement. The effect of the restatement was to decrease net income by $70,800 ($0.02 per share) for the year ended December 31, 2011. The effects of the restatement on the balance sheet, statement of operations and comprehensive income (loss) and statement of cash flows as of and for the year ended December 31, 2011 are summarized below:

	As Previously Reported	Adjustments	As Restated
Balance Sheet as of December 31, 2011
Accounts receivable, net	$2,470,404	$82,000	$2,552,404
Deferred income taxes, current	252,110	47,200	299,310
Notes receivable from vendors	480,000	(200,000)	280,000
Total assets	10,335,346	(70,800)	10,264,546
Accumulated deficit	(2,547,825)	(70,800)	(2,618,625)
Total Stockholders’ equity	7,838,587	(70,800)	7,767,787
Statement of Operations and Comprehensive Income (Loss) for the year ended December 31, 2011
General and administrative	$4,019,732	$118,000	$4,137,732
Income tax expense	150,291	(47,200)	103,091
Net income	202,095	(70,800)	131,295
Comprehensive income (loss)	5,720	(70,800)	(65,080)
Earnings per share – Basic and Diluted	0.05	(0.02)	0.03
Statement of Cash Flows for the year ended December 31, 2011
Net income	$202,095	$(70,800)	$131,295
Bad debt expense	97,783	118,000	215,783
Deferred income taxes	89,052	(47,200)	41,852
Accounts receivable	(654,495)	(200,000)	(854,495)
Notes receivable from vendors	(280,000)	200,000	(80,000)

WIRELESS XCESSORIES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

4.   PROPERTY AND EQUIPMENT
Property and equipment consists of the following, as of December 31:

	December 31, 2012	December 31, 2011
Furniture and fixtures	$32,914	$32,914
Leasehold improvements	35,194	35,194
Computer equipment and software	603,050	575,050
	671,158	643,158
Less – Accumulated depreciation and amortization	(402,233)	(295,974)
	$268,925	$347,184
Depreciation and amortization expense was $106,260 and $143,768 for the years ended December 31, 2012 and 2011, respectively. The Company disposed of fully depreciated property and equipment in the amount of $0 and $244,030 for the years ended December 31, 2012 and 2011, respectively.
5.   STOCKHOLDERS’ EQUITY
Preferred stock
The Board of Directors of the Company, without authorization by the common stockholders, is authorized to issue shares of preferred stock in one or more series and, within certain limitations, to determine the voting rights (including the right to vote as a series on particular matters), preferences as to dividends and in liquidation, conversion, redemption, and other rights of each such series.
The Board of Directors may issue series with rights more favorable with respect to dividends, liquidation and voting than those held by the holders of any class of common stock.
Common stock and dividends
The Company did not declare or pay any dividends in either 2012 or 2011.
Treasury stock
The Company did not purchase any shares in either 2012 or 2011.
Stock options
Under the now expired 1995 Stock Option Plan, as amended, the Company was approved to grant an aggregate of 1,000,000 options to officers, key employees, directors and independent consultants. Option grants were authorized by the Board of Directors or a Stock Option Committee appointed by the Board of Directors. No options have been granted since 2005 and all options outstanding are currently exercisable. There was no stock based compensation expense incurred for the years ended December 31, 2012 and 2011. At December 31, 2012 and 2011, there were no stock options available for grant.

WIRELESS XCESSORIES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

5.   STOCKHOLDERS’ EQUITY  (Continued)

A summary of activity under the Stock Option Plan for 2012 and 2011 follows:

	2012			2011
Options	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value	Shares	Weighted Average Exercise Price	Aggregate Instrinsic Value
Outstanding at beginning of the year	57,281	$1.27		97,281	$0.91
Cancelled	(40,000)	$0.28		(40,000)	$0.38
Outstanding at the end of the year	17,281	$3.58	$—	57,281	$1.27	$18,800
Exercisable at the end of the year	17,281	$3.58	$—	57,281	$1.27	$18,800
The following table summarizes the status of the Company’s stock options outstanding and exercisable at December 31, 2012:

	Stock Options Outstanding			Stock Options Exercisable
Exercise Prices	Shares	Weighted Average Remaining Life (Yrs)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$2.06	7,281	2.0	$2.06	7,281	$2.06
$4.68	10,000	3.0	$4.68	10,000	$4.68
Total at December 31, 2012	17,281	2.6	$3.58	17,281	$3.58
6.   FAIR VALUE OF FINANCIAL INSTRUMENTS
Effective January 1, 2008, the Company adopted the guidance under FASB Accounting Standards Codification (ASC)  820-10, which establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels:
Level 1:
  Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2:
  Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.
Level 3:
  Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.
The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investment portfolio. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.
The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis as of December 31, 2012 and 2011:
Level 1 Fair Value Measurements
Mutual funds are valued based on quoted net asset values of the shares held by the Company at year-end. Money market funds are valued based on quoted prices in active markets for identical assets.

WIRELESS XCESSORIES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

6.   FAIR VALUE OF FINANCIAL INSTRUMENTS  (Continued)

The following table sets forth by level, within the fair value hierarchy, the Company’s assets recorded at fair value on a recurring basis as of December 31:

	2012
	Level 1	Total
Investments available-for-sale:
Mutual funds:
Money market funds	$1,725	$1,725
Fixed income funds	6,950	6,950
Total	$8,675	$8,675

	2011
	Level 1	Total
Investments available-for-sale:
Mutual funds:
Money market funds	$43,512	$43,512
Equity funds	264,700	264,700
Balanced funds	61,614	61,614
Fixed income funds	1,192,173	1,192,173
Sector funds	15,430	15,430
Total	$1,577,429	$1,577,429
There were no liabilities that were recorded at fair value on a recurring basis as of December 31, 2012 and 2011. There were no assets or liabilities that were recorded at fair value on a non-recurring basis as of December 31, 2012 and 2011.
Fair value of financial instruments not measured at fair value on a recurring basis:   The carrying amount of cash, accounts receivable, notes receivable from vendors, and accounts payable are considered representative of their respective fair values because of the short-term nature of these financial instruments.
7.   NOTES RECEIVABLE FROM VENDORS
In March 2010, the Company lent a vendor $200,000 in exchange for a promissory note. The note requires monthly interest only payments with an interest rate of 3% per month. Outstanding principal and any unpaid accrued interest is payable on demand. As a result of the vendor experiencing financial difficulties, the Company modified this promissory note in 2011 to reflect a change in the monthly interest payment. Interest payments were reduced from $6,000 per month to $1,500 per month beginning in August 2011. The Company recorded interest income on this note in the amount of $43,500 for the year ended December 31, 2011. Since the vendor was experiencing financial difficulties, the Company fully reserved the $200,000 outstanding principal balance on the note as of December 31, 2011. In 2012, the vendor declared bankruptcy, thus the note receivable remains fully reserved as of December 31, 2012.
In March 2011, the Company entered into a revolving note receivable agreement with another vendor whereby the vendor could borrow up to $300,000 from the Company up to one-year from date of the first advance. The revolving note is collateralized by certain vendor inventory held by the Company. This agreement is automatically renewable after the one-year term date unless either party gives at least

WIRELESS XCESSORIES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

7.   NOTES RECEIVABLE FROM VENDORS  (Continued)

thirty day(s) notice of cancellation prior to the one-year term date. The agreement required monthly interest only payments, with an interest rate of 0.75% per week. In December 2011, the agreement was modified to cease the accrual of interest and to require principal only payments of $10,000 each month, beginning January 2012. Additionally, at the discretion of the vendor, inventory held as collateral may be sold with the proceeds reducing the outstanding principal balance on the note. As of December 31, 2012 and 2011, the outstanding balance on the revolving note was $103,050 and $280,000, respectively. The Company recorded interest income of $67,050 on this note for the year ended December 31, 2011.
8.   INCOME TAXES
Significant components of the income tax provision were as follows for the years ended December 31, 2012 and 2011:

	2012	2011
		(As Restated)
Current:
Federal	$345,820	$38,166
State	97,545	23,073
	443,365	61,239
Deferred:
Federal	(39,028)	31,912
State	(16,102)	9,940
	(55,130)	41,852
Income tax provision	$388,235	$103,091
The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities consisted of the following at December 31, 2012 and 2011:

	2012		2011 (As Restated)
	Current	Noncurrent	Current	Noncurrent
Deferred income tax assets:
Goodwill	$27,500	$35,580	$27,500	$60,090
Accrued officers compensation	11,400	—	11,400	—
Inventory	141,812	—	119,663	—
Allowance for doubtful accounts	30,989	—	106,485	—
Sales allowances	147,598	—	34,262	—
	359,299	35,580	299,310	60,090
Deferred income tax liabilities:
Depreciation and amortization	—	70,759	—	90,410
Net deferred income tax assets (liabilities)	$359,299	$(35,179)	$299,310	$(30,320)
In 2012 and 2011, management determined that a valuation allowance was not required to offset any of the balances in its deferred tax assets totaling $359,299 and $299,310, respectively.

WIRELESS XCESSORIES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

8.   INCOME TAXES  (Continued)

The effective income tax rate varied from the U.S. Federal statutory tax rate as follows:

	2012	2011
		(As Restated)
Statutory income tax rate	34.0%	34.0%
State income taxes, net of Federal tax benefit	6.3	9.2
Meals and entertainment	0.1	5.0
Other	(0.4)	(4.2)
Effective tax rate	40.0%	44.0%
9.   COMMITMENTS AND CONTINGENCIES
Operating leases
The Company leases its corporate headquarters and warehouse distribution center under a non-cancelable operating lease which expires on April 30, 2014. A 3% escalation charge will occur in the fifth year of the lease (May 2013).
Future minimum lease payments under the non-cancelable operating lease are as follows:

Years Ending December 31,	Amount
2013	$464,243
2014	156,265
Total	$620,508
Rent expense for all operating leases for the years ended December 31, 2012 and 2011 was approximately $430,000 and $425,000, respectively.
Litigation
The Company is, from time to time, party to litigation arising in the normal course of its business. The Company believes that it is not a party to any material litigation which could reasonably be expected to have a material adverse affect on its financial statements.
10.   RETIREMENT PLANS
The Company has a 401(k) profit sharing plan for all full-time employees. The Company, at its discretion, may make matching contributions and/or bonus contributions. In 2012 and 2011, the Company elected to make a matching contribution of 2% of employee’s contributions. For the years ended December 31, 2012 and 2011, employer contributions to the 401(k) profit sharing plan were approximately $1,754 and $724, respectively.
11.   CONCENTRATIONS OF RISK
Cash and cash equivalents
The Company’s cash and cash equivalents are maintained at various banks and financial institutions. Cash and cash equivalents are insured by the Federal Deposit Insurance Corporation (“FDIC”) subject to certain limitations. At times, the Company’s cash and cash equivalent balances may exceed the FDIC insured limits. The Company mitigates this risk by only depositing funds with major financial institutions and has not experienced any losses from maintaining cash and cash equivalent accounts in excess of federally insured limits.

WIRELESS XCESSORIES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

11.   CONCENTRATIONS OF RISK  (Continued)

Significant customers
For the years ended December 31, 2012 and 2011, the percentage of the Company’s revenue derived from customers with an excess of 10% of total revenue was as follows:

Customer	2012	2011
Company A	18%	17%
Company B	13%	*
Company C	11%	*

*
  Customer account balances did not exceed 10% of total revenues.
As of December 31, 2012 and 2011, customers with accounts receivable balances in excess of 10% of total accounts receivable was as follows:

Customer	2012	2011
Company A	33%	34%
Company B	28%		*

*
  Customer accounts balances did not exceed 10% of total accounts receivable.
Inventory purchases
For the years ended December 31, 2012 and 2011, the Company procured approximately 6% and 18%, respectively of inventory purchases from the Far East. One foreign vendor accounted for 4% and 9% of total purchases during 2012 and 2011, respectively. One domestic vendor accounted for 63% and 33%, of total purchases during 2012 and 2011 respectively. This domestic vendor agreement expires on December 31, 2013, unless the Company is able to reach a new agreement or extend the existing agreement with the vendor.
12.   SUBSEQUENT EVENTS
In January 2013, the Company entered into an agreement with a bank by executing a Revolving Term Note that expires on January 15, 2014 unless extended in writing by the bank. The facility provides for borrowings of up to $2,000,000 for working capital purposes and bears interest at a per annum rate of 2.50% above the one-month London Interbank Offered Rate (“LIBOR”). The Revolving Term Note requires monthly interest payments only, with the outstanding principal balance and accrued interest due at the January 15, 2014 maturity date. The facility is collateralized by a perfected security interest in all assets of the Company and requires the Company to comply with quarterly net worth and quick ratio financial covenants as defined in the Loan and Security Agreement.

WIRELESS XCESSORIES GROUP, INC.
CONDENSED BALANCE SHEETS
MARCH 31, 2013 AND DECEMBER 31, 2012

	March 31, 2013	December 31, 2012
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$30,108	$345,202
Investments	7,816	8,675
Accounts receivable, net of allowance for doubtful accounts of $88,598 and $84,652 respectively	3,461,066	4,777,982
Inventories, net of reserves for obsolescence of $241,815 and $190,452 respectively	4,046,915	4,379,022
Prepaid expenses and other current assets	2,061,008	2,070,400
Notes receivable from vendor	73,050	103,050
Deferred income taxes	354,620	359,299
Total current assets	10,034,583	12,043,630
Property and equipment, net	245,532	268,925
Other assets	44,258	44,258
Total assets	$10,324,373	$12,356,813
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,145,353	$3,149,821
Accrued payroll and related benefits	66,509	120,144
Income taxes payable	193,683	438,339
Revolving line of credit	200,000	—
Other accrued expenses	285,915	255,518
Total current liabilities	1,891,460	3,963,822
Deferred income tax liability	41,307	35,179
Stockholders’ equity
Preferred stock, par value $.001, 1,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, par value $.001, 10,000,000 shares authorized, 5,346,080 issued, and 4,006,419 outstanding at March 31, 2013 and December 31, 2012, respectively	5,346	5,346
Additional paid-in capital	11,468,997	11,468,997
Accumulated deficit	(2,004,087)	(2,038,740)
Accumulated other comprehensive income	313	1,172
Treasury stock, at cost, 1,339,661 shares at March 31, 2013 and December 31, 2012 shares, respectively	(1,078,963)	(1,078,963)
Total stockholders’ equity	8,391,606	8,357,812
Total liabilities and stockholders’ equity	$10,324,373	$12,356,813
See the accompanying notes to these condensed financial statements.

WIRELESS XCESSORIES GROUP, INC.
CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
QUARTERS ENDED MARCH 31, 2013 AND 2012 (Unaudited)

	2013	2012
Net sales	$8,549,038	$7,903,235
Cost of goods sold	6,800,268	6,176,784
Gross profit	1,748,770	1,726,451
Operating expenses
Selling expenses	547,992	500,659
General and administrative	1,115,746	981,527
Depreciation expense	23,393	36,079
Total operating expenses	1,687,131	1,518,265
Income (loss) from operations	61,639	208,186
Other income (expense)
Dividend income	73	16,066
Realized gains on investments	—	23,841
Interest (expense) income	(918)	6,215
Total other income (expense)	(845)	46,122
Income before income taxes	60,794	254,308
Income tax expense	26,141	109,781
Net income	$34,653	$144,527
Other comprehensive income:
Unrealized (loss) gain on available-for-sale investments	(859)	87,518
Comprehensive income	$33,794	$232,045
Earnings per common share – Basic and Diluted	$0.01	$0.04
Weighted average number of common shares outstanding – Basic and Diluted	4,006,419	4,006,419
See the accompanying notes to these condensed financial statements.

WIRELESS XCESSORIES GROUP, INC.
CONDENSED STATEMENT OF CASH FLOWS
QUARTERS ENDED MARCH 31, 2013 AND 2012 (Unaudited)

	2013	2012
Net cash used in operating activities	$(545,094)	$(362,741)
Investing activities
Sales of available-for-sale securities	—	361,881
Purchases of available-for-sale securities	—	(123,164)
Acquisition of property and equipment	—	(5,210)
Collection of note receivable from vendor	30,000	86,950
Net cash provided by investing activities	30,000	320,457
Financing activities
Borrowings under line of credit, net of repayments	200,000	—
Net cash provided by financing activities	200,000	—
Net decrease in cash and cash equivalents	(315,094)	(42,284)
Cash and cash equivalents at beginning of year	345,202	891,528
Cash and cash equivalents at end of period	$30,108	$849,244
See the accompanying notes to these condensed financial statements.

WIRELESS XCESSORIES GROUP, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited)
1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
We have prepared these unaudited condensed financial statements based on Securities and Exchange Commission (“SEC”) rules that permit reduced disclosure for interim periods. These financial statements include all adjustments that are necessary for a fair presentation of our results of operations, financial condition and cash flows for the periods shown, including normal, recurring accruals and other items. The results of operations for the interim periods presented are not necessarily indicative of results for the full year.
The year-end condensed balance sheet was derived from audited financial statements but does not include all disclosures required by generally accepted accounting principles in the United States (“U.S. GAAP”). For a more complete discussion of our accounting policies and certain other information, refer to our audited financial statements included in this Form 10.
Comprehensive income
Comprehensive income represents the total of net income plus the change in unrealized gains (losses) on investments classified as available-for-sale. Comprehensive income for the three months ended March 31, 2013 and 2012 is included in the statements of operations and comprehensive income. An analysis of the changes in components of other comprehensive income for the years ended March 31, 2013 and 2012 are as follows:

	2013	2012
Net income	$36,432	$144,527
Other comprehensive (loss) income:
Unrealized (loss) gain on available-for-sale investments	(859)	111,359
Less: reclassification for gains included in net income	—	23,841
Other comprehensive (loss) income	(859)	87,518
Comprehensive income	$35,573	$232,045
As of March 31, 2013 and December 31, 2012, accumulated other comprehensive income of $313 and $1,172, respectively, consisted solely of unrealized gains (losses) on investments classified as available-for-sale.
Earnings per share
Basic earnings per share (“EPS”) is computed using the weighted average number of common shares outstanding for the period while diluted EPS is computed assuming conversion of all dilutive securities such as stock options. The amounts reported for the basic and dilutive earnings per share, for the three months ended March 31, 2013 and 2012, were the same as all potentially dilutive securities, consisting of 17,281 stock options, were determined to be anti-dilutive.
Income Taxes
The Company calculates its interim tax provision in accordance with the provisions of ASC 740-270 “Income Taxes — Interim Reporting.” For each interim period the Company estimates its annual effective income tax rate and applies the estimated rate to its year-to-date income or loss before income taxes. The Company also computes the tax provision or benefit related to items separately reported, such as discontinued operations, and recognizes the items net of their related tax effect in the interim periods in which they occur. The Company also recognizes the effect of changes in enacted tax laws or rates in the interim periods in which the changes occur. For the three months ended March 31, 2013 and March 31, 2012, the effective income tax rate was 43%.

WIRELESS XCESSORIES GROUP, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Recently adopted and issued Accounting Standards
In October 2012, the FASB issued ASU 2012-04 “Technical Corrections and Improvements,” which makes certain technical corrections and improvements and conforming amendments related to fair value measurements. The amendments represent changes to clarify, correct unintended application of, or make minor improvements to the FASB Accounting Standards Codification that are not expected to have a significant effect on current accounting practice. ASU 2012-04 is effective for fiscal periods beginning after December 15, 2012. The implementation of this guidance did not have a material impact on the Company’s financial statements.
In February 2013, the FASB issued ASU No. 2013-02, “Comprehensive Income (Topic 220) — Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income,” which requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety in the same reporting period. ASU 2013-02 is effective for fiscal periods beginning after December 15, 2012. The implementation of this guidance did not have a material impact on the Company’s financial statements.
2.   PROPERTY AND EQUIPMENT
Property and equipment consists of the following:

	March 31, 2013	December 31, 2012
Furniture and fixtures	$32,914	$32,914
Leasehold improvements	35,194	35,194
Computer equipment and software	603,050	603,050
	671,158	671,158
Less – Accumulated depreciation and amortization	(425,626)	(402,233)
	$245,532	$268,925
3.   FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company adopted the guidance under FASB Accounting Standards Codification (ASC) 820-10, which establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels:
Level 1:
  Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2:
  Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.
Level 3:
  Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.
The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investment portfolio. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.
The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis as of March 31, 2013 and December 31, 2012:

WIRELESS XCESSORIES GROUP, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited)

3.   FAIR VALUE OF FINANCIAL INSTRUMENTS  (Continued)

Level 1 Fair Value Measurements
Mutual funds are valued based on quoted net asset values of the shares held by the Company at year-end. Money market funds are valued based on quoted prices in active markets for identical assets.
The following table sets forth by level, within the fair value hierarchy, the Company’s assets recorded at fair value on a recurring basis:

	March 31, 2013
	Level 1	Total
Investments available-for-sale:
Mutual funds:
Money market funds	$989	$989
Fixed income funds	6,827	6,827
Total	$7,816	$7,816

	December 31, 2012
	Level 1	Total
Investments available-for-sale:
Mutual funds:
Money market funds	$1,725	$1,725
Fixed income funds	6,950	6,950
Total	$8,675	$8,675
There were no liabilities that were recorded at fair value on a recurring basis as of March 31, 2013 and December 31, 2012. There were no assets or liabilities that were recorded at fair value on a non-recurring basis as of March 31, 2013 and December 31, 2012.
Fair value of financial instruments not measured at fair value on a recurring basis:   The carrying amount of cash, accounts receivable, notes receivable from vendor, and accounts payable are considered representative of their respective fair values because of the short-term nature of these financial instruments. The carrying value of the revolving line of credit approximates fair value due to the interest rates and other terms currently available to the Company for similar debt instruments.
4.   NOTES RECEIVABLE FROM VENDORS
In March 2011, the Company entered into a revolving note receivable agreement with a vendor whereby the vendor could borrow up to $300,000 from the Company up to one-year from date of the first advance. The revolving note is collateralized by certain vendor inventory held by the Company. This agreement is automatically renewable after the one-year term date unless either party gives at least thirty days notice of cancellation prior to the one-year term date. The agreement required monthly interest only payments, with an interest rate of 0.75% per week. In December 2011, the agreement was modified to cease the accrual of interest and to require principal only payments of $10,000 each month, beginning January 2012. Additionally, at the discretion of the vendor, inventory held as collateral may be sold with the proceeds reducing the outstanding principal balance on the note. As of March 31, 2013 and December 31, 2012, the outstanding balance on the revolving note was $73,050 and $103,050, respectively.
5.   LINE OF CREDIT
On January 15, 2013, the Company entered into a Loan and Security Agreement and other ancillary documents (the “Loan Documents”) with a bank, providing for a secured revolving line of credit in an amount of up to $2,000,000 (the “Line of Credit”). The outstanding balance of the amounts advanced under the Line of Credit bear interest at 2.5% above the one month LIBOR Rate as defined in the Loan

WIRELESS XCESSORIES GROUP, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited)

5.   LINE OF CREDIT  (Continued)

Documents (2.7% at March 31, 2013). Interest is payable by the Company to the bank on a monthly basis. The Line of Credit and the Company’s obligations under the Loan Documents are secured by substantially all of the Company’s assets. The term of the Line of Credit is one year (January 15, 2014). At the time of maturity, all outstanding advances under the Line of Credit as well as any unpaid interest is due and payable. Prior to maturity of the Line of Credit, the Company may prepay amounts due under the Line of Credit without penalty, and subject to the terms of the Loan Documents, may re-borrow any such amounts. The Loan Documents contain customary affirmative and negative covenants. As of March 31, 2013, $200,000 has been borrowed and $1,800,000 was available on the line.
The Company is required to comply with quarterly net worth and quick ratio financial covenants, as defined in the Loan and Security Agreement. The Company was in compliance with all financial covenants as of March 31, 2013.
6.   CONCENTRATIONS OF RISK
Cash and cash equivalents
The Company’s cash and cash equivalents are maintained at various banks and financial institutions. Cash and cash equivalents are insured by the Federal Deposit Insurance Corporation (“FDIC”) subject to certain limitations. At times, the Company’s cash and cash equivalent balances may exceed the FDIC insured limits. The Company mitigates this risk by only depositing funds with major financial institutions and has not experienced any losses from maintaining cash and cash equivalent accounts in excess of federally insured limits.
Significant customers
For the three months ended March 31, 2013 and 2012, the percentage of the Company’s revenue derived from customers with an excess of 10% of total revenue was as follows:

Customer	2013	2012
Company A	23%	19%
Company B	16%	*

*
  Customer account balances did not exceed 10% of total revenues.
As of March 31, 2013 and December 31, 2012, customers with accounts receivable balances in excess of 10% of total accounts receivable was as follows:

Customer	2013	2012
Company A	35%	33%
Company B	25%	28%
Inventory purchases
For the three months ended March 31, 2013 and 2012, the Company procured approximately 16% and 16%, respectively of inventory purchases from the Far East. One foreign vendor accounted for 6% and 6% of total purchases during the three months ended March 31, 2013 and 2012, respectively. One domestic vendor accounted for 64% and 47%, of total purchases for the three months ended March 31, 2013 and 2012 respectively. This domestic vendor agreement expires on December 31, 2013, unless the company is able to reach a new agreement or extend the existing agreement with the vendor.